Exhibit 99.1

Chijet Motor Company Announces 1-for-30 Reverse Stock Split

Chijet intends to use a reverse-stock split to bring the company into compliance with listing requirements of The Nasdaq Global Market

NEW YORK, July 2, 2024 — Chijet Motor Company, Inc. (NASDAQ: CJET) (the “Company” or “Chijet”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”), announces a 1-for-30 reverse split of its ordinary shares effective June 28, 2024.

Beginning on July 8, 2024, the Company’s ordinary shares will trade on Nasdaq on a split adjusted basis. Trading in the ordinary shares will continue on the Nasdaq Stock Market under the symbol “CJET”. The new CUSIP number for the ordinary shares following the reverse stock split will be G4465R 111.

Upon effectiveness of the reverse stock split, every 30 shares of the Company’s issued and outstanding ordinary shares will automatically be converted into one share of issued and outstanding ordinary shares. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number.

Registered stockholders holding their shares of ordinary shares in book-entry or through a bank, broker or other nominee form do not need to take any action in connection with the reverse stock split. Stockholders holding physical stock certificates will also generally receive book-entry shares instead of their existing certificates, The Company’s transfer agent, Equiniti Trust Company, LLC will send further instructions.

The reverse stock split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing of the ordinary shares on the NASDAQ Stock Market. Following the reverse stock split, the Company’s 160,707,171 issued and outstanding shares of ordinary shares will amount to approximately 5,356,905 shares of ordinary shares issued and outstanding.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the prospectus Chijet filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.